UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2024
Commission File Number: 001-41072
Iris Energy Limited
(Translation of registrant’s name into English)
Level 12, 44 Market Street
Sydney, NSW 2000 Australia
+61 2 7906 8301
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE
On July 23, 2024, Iris Energy Limited (dba IREN) (the “Company”) released via its website, a presentation to be delivered at its Analyst & Investor Day at Nasdaq in New York.
A copy of the Company’s presentation is furnished hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Analyst & Investor Presentation, dated July 23, 2024

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Iris Energy Limited

Date: July 23, 2024	By:	/s/ Daniel Roberts
Daniel Roberts
Co-Chief Executive Officer and Director